Exhibit 12.1

INTERNATIONAL GAME TECHNOLOGY

REGULATION S-K, ITEM 503(d)

RATIOS OF EARNINGS TO FIXED CHARGES

June 30, 2013

		Nine Months
		ended	Years Ended September 30,
(in millions)	Source/note	June 30, 2013	2012	2011	2010	2009	2008

Earnings (1)
Income from continuing operations before tax	10Q/K	302.7	342.8	427.9	304.9	213.1	578.7

Add back:
Fixed charges (2)		82.5	107.1	112.9	141.4	136.4	102.0
Amortization of capitalized interest (based on 40yr building life)		—	—	—	—	—	0.0

Subtract:
Capitalized interest		—	—	—	—	—	(1.9)

Total Earnings		385.2	449.9	540.8	446.3	349.5	678.8

Fixed charges (2)
Interest expense, includes amortization expense	10Q/K	92.4	122.2	130.8	161.7	159.3	123.3
Less annuity interest expense	10Q/K	(13.5)	(19.9)	(22.2)	(24.6)	(27.4)	(28.6)
Interest expense, excluding jackpot liabilities interest		78.9	102.3	108.6	137.1	131.9	94.7
Capitalized interest		—	—	—	—	—	1.9
Interest expense including capitalized interest		78.9	102.3	108.6	137.1	131.9	96.6
Estimate of interest within rental expense @ 1/3 rent expense (3)	10K - Commitment FN	3.6	4.8	4.3	4.3	4.5	5.4
Total Fixed Charges		82.5	107.1	112.9	141.4	136.4	102.0

Ratio of earnings to fixed charges (1)		4.7	4.2	4.8	3.2	2.6	6.7

Footnotes:

(1)  For the purposes of computing this ratio, earnings represent income from continuing operations before income taxes and before fixed charges (including discontinued operations) adjusted to exclude capitalized interest.

(2) Fixed charges represent interest expense excluding the portion related to jackpot liabilities, and including capitalized interest, one-third of total rental expense, and amortization of premiums, discounts, and capitalized expenses related to debt.

(3) Adjusted F08 - F11 to include discontinued operations previously excluded with Dec 2011 ratio calculation per PwC notice re: SEC Financial Reporting Manual interpretation. Made no change to the previously provided ratios.